:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-27163

CUSIP NUMBER 483600300

Commission File Number 0-27163

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐

For Period Ended: March 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

Kana Software, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

181 Constitution Drive
Address of Principal Executive Office (Street and Number)

Menlo Park, California 94025
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule

12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kana Software, Inc. (“KANA”) is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (the “Form 10-Q”) by the prescribed due date without unreasonable effort and expense due to turnover in financial personnel, which delayed the completion of the financial statements and related disclosures for the first quarter of fiscal year 2008.

The Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael J. Shannahan	650	614-8300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In a press release issued on May 7, 2008, KANA reported that total revenues for the first quarter of 2008 were $18.3 million, an increase of 40% from the first quarter of 2007; license revenue for the first quarter of 2008 was $5.7 million, an increase of 58% from the first quarter of 2007; and service revenue for the first quarter of 2008 was $12.6 million, an increase of 33% from the first quarter of 2007. Total revenues in the first quarter of 2008 increased due to higher license and service revenues in 2008 than 2007. The increase in license revenue was due, in part, to increased demand for KANA’s products, while the increase in service revenue mainly was due to an increase in professional services fees. KANA also reported a net loss in accordance with accounting principles generally accepted in the United States (GAAP) of $79,000 or $(0.00) per share, for the quarter ended March 31, 2008 versus a GAAP net loss of $3.8 million, or $(0.10) per share, for the quarter ended March 31, 2007.

KANA SOFTWARE, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 12, 2008	By	/s/ Michael J. Shannahan
Michael J. Shannahan Chief Financial Officer